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                                                                   Exhibit 99.1

SEVEN-UP/RC BOTTLING COMPANY OF SOUTHERN CALIFORNIA, INC. COMMENCES PRE-NEGOTIATED CHAPTER 11 CASE

- -- $54 MILLION DIP FACILITY COMMITMENT FROM GE CAPITAL OBTAINED --

- -- "THE CHAPTER 11 FILING REPRESENTS THE CULMINATION OF A YEAR LONG RESTRUCTURING EFFORT AND WE EXPECT THE CHAPTER 11 CASE TO COME TO A CONCLUSION IN ONLY A FEW MONTHS," SAID BART BRODKIN, CEO --

Vernon, California. May 13, 1996 - - Seven-Up/RC Bottling Company of Southern California, Inc. today announced that it has filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware. The Company said it filed its Chapter 11 case because it is the most efficient way of consummating the restructuring agreement the Company entered into with the unofficial committee (the "Bondholders' Committee") of the holders of the Company's 11.5% Senior Secured Notes due 1999 ($140 million principal amount) back in November 1995. The restructuring agreement called for, among other things, the exchange of the Senior Secured Notes for approximately 98% of the Company's equity and the sale of the Company's Puerto Rico subsidiary. On May 6, 1996, the Company announced that it had entered into an agreement to sell the stock of its Puerto Rico subsidiary to an investor group led by Center Street Capital Partners, L.P. for a total consideration of approximately $74 million.

The Company has secured a $54 million debtor-in-possession financing commitment from GE Capital Corporation. Subject to court approval, these funds will enable the Company to meet future inventory needs and to fulfill obligations associated with operating its business, including the prompt payment of new supplier invoices.

The Company announced that it has already prepared a plan of reorganization -- which provides that its trade creditors will be paid in full and which has the support of both the
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Bondholders' Committee and the Company's working capital lender, GE Capital
Corporation. Bart Brodkin, the CEO of the Company, commented that "because the Company has the support of the Bondholders' Committee and GE Capital, the Company expects the Chapter 11 case to proceed smoothly and come to a conclusion in only a few months."

Bart Brodkin also commented that the Company's performance has improved significantly because of its recent restructuring efforts, "On the operational side, the Company's restructuring efforts are paying off. Sales volumes have stabilized, and margins are improving -- a result of disciplined pricing and marketing and favorable raw material costs. Most significantly, we have improved productivity in all cost centers."

Seven-Up/RC Bottling Company of Southern California, Inc. is one of the largest independent manufacturers and distributors of beverage products in the United States, with annual sales (exclusive of its Puerto Rico subsidiary) of $314 million in the fiscal year ending December 31, 1995.

Inquiries should be directed to Edward Whiting of Whitman Heffernan Rhein & Co., financial advisor to the Company (213-267-6233).